                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NUMBER 333-57674

PROSPECTUS

May 31, 2001

                         CHART HOUSE ENTERPRISES, INC.

                         3,777,778 Subscription Rights

                  3,777,778 Shares of Series A Preferred Stock

                        3,777,778 Shares of Common Stock

                               ----------------

   We are distributing transferable rights to purchase Series A convertible redeemable preferred shares to persons who owned shares of our common stock as of the close of business on the record date, June 4, 2001. We will issue up to 3,777,778 Series A preferred shares in this offering. You will have the right to subscribe for one Series A preferred share, at a subscription price of $2.25, for each 3.126888 shares of common stock you owned on June 4, 2001. You will not receive any fractional rights. If you exercise all of your rights, you may also have the opportunity to purchase additional Series A preferred shares at the same purchase price.

   Our Series A preferred shares will be convertible into our common stock. You will be able to exercise your rights to purchase the Series A preferred shares only during a limited period. If you do not exercise your rights before 5:00 p.m., New York Time, on June 21, 2001, the rights will expire. We may decide to extend the rights offering, in our discretion, for up to 10 days.

   Our common stock is listed on the New York Stock Exchange under the symbol "CHT." On May 30, 2001, the closing price of the common stock as reported by the NYSE was $2.65.

     This investment involves risk. See "Risk Factors" beginning on Page 8.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   You may rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

   You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               TABLE OF CONTENTS

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
                                                                            Page
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
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  ii

SUMMARY....................................................................   1

RISK FACTORS...............................................................   8

A WARNING ABOUT FORWARD-LOOKING STATEMENTS.................................  14

USE OF PROCEEDS............................................................  14

PRICE RANGE OF COMMON STOCK................................................  15

DETERMINATION OF SUBSCRIPTION PRICE........................................  16

CAPITALIZATION.............................................................  17

RECENT DEVELOPMENTS........................................................  18

THE RIGHTS OFFERING........................................................  20

RELATED PARTY TRANSACTIONS.................................................  27

DESCRIPTION OF CAPITAL STOCK...............................................  30

PLAN OF DISTRIBUTION.......................................................  34

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....................  35

EXPERTS....................................................................  37

LEGAL MATTERS..............................................................  37

WHERE YOU CAN FIND MORE INFORMATION........................................  37

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information about us by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, filed with the SEC under the Exchange Act of 1934: (1) Annual Report on Form 10-K for the fiscal year ended December 25, 2000, as amended; (2) Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2001; and
(3) Current Report on Form 8-K, filed on February 23, 2001.

   A copy of our Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 25, 2000, as amended, Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2001 and the Form 8-K filed on February 23, 2001 referenced above are included with this prospectus. If you need another copy of any of these documents, you may request one at no cost, by writing or telephoning us at the following address:

                              Corporate Secretary
                               640 North LaSalle
                                   Suite 295
                            Chicago, Illinois 60610
                                 (312) 266-1100

                                    SUMMARY

   This prospectus assumes that 3,777,778 Series A preferred shares will be issued in this offering; the exact number of shares issued may vary based on the rounding of fractional shares.

   The following summary highlights the material items relating to this offering. It does not contain all of the information that you should consider before deciding to exercise your rights and invest in the Series A preferred shares. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus. You are urged to read this prospectus and the accompanying documents in their entirety.

                         Chart House Enterprises, Inc.

Chart House

   We operate 48 restaurants, consisting of 40 Chart House restaurants, one Peohe's restaurant and seven Angelo and Maxie's steakhouses. Chart House restaurants are full-service casual dinner houses with a fresh fish and seafood menu. A significant remodeling of the Chart House restaurants commenced in 1998 and by the end of 2000, we had renovated approximately 80% of the restaurants. The Peohe's restaurant in Coronado, California has more extensive and higher priced menu items with a greater variety of cooking techniques than the typical Chart House restaurant. In 1999, we acquired the Angelo and Maxie's steakhouse in New York, New York. Angelo and Maxie's offer diners steak and oversized portions at reasonable prices, in a sophisticated yet energetic setting. The Angelo and Maxie's concept was expanded in 2000 with the opening of four new restaurants, and two additional restaurants opened in 2001.

                              The Rights Offering

Rights

Distribution of rights........  You will receive one subscription right for each 3.126888 shares of common stock you hold as of the record date. If you have fewer than
                                3.126888 shares of common stock you will re-ceive no rights. We will not issue fractional rights; the number of rights we offer to each stockholder will be rounded up to the nearest whole number.

                                Each right includes a basic subscription privi-lege and an oversubscription privilege. The distribution of the rights and the issuance of Series A preferred shares upon the exercise of the rights under the basic subscription privi-lege or under the oversubscription privilege are referred to as the "Rights Offering." See "The Rights Offering--The Rights," "--Basic Subscription Privilege" and "--Oversubscription Privilege."

Securities outstanding after
 Rights Offering..............
                                Following the sale of all of the Series A pre-ferred shares issued in the Rights Offering, and assuming that they were all converted into shares of common stock, there would then be ap-proximately 15,590,468 shares of common stock outstanding. This compares to 11,812,690 shares of common stock outstanding before the rights offering.

Record date...................  June 4, 2001

Expiration time...............  June 21, 2001, 5:00 p.m., New York Time, unless we extend the expiration time for up to ten days. No one may exercise rights after the ex-piration time.

Transferability of rights.....  The rights are transferable.

Listing and admittance for      We have applied to the New York Stock Exchange
 trading......................  to list the Series A preferred shares and admit the rights for trading.

Basic subscription privilege..  The basic subscription privilege entitles you to purchase one Series A preferred share for every 3.126888 shares of common stock you hold.

Oversubscription privilege....  If you elect to fully exercise the basic sub-
                                scription privilege you may also subscribe for any Series A preferred shares not purchased by other stockholders. Series A preferred shares available for purchase pursuant to the oversubscription privilege will be subject to proration if the oversubscribed shares exceed the number of Series A preferred shares avail-able. Proration will be in proportion to the number of Series A preferred shares a holder has subscribed for pursuant to the basic sub-scription privilege.

Subscription price............  $2.25 per Series A preferred share. See "The
                                Rights Offering--Determination of Subscription Price."

Standby agreement.............  EGI-Fund (01) Investors, L.L.C. (the "Standby
                                Purchaser"), an affiliate of both Samstock, L.L.C., our largest stockholder ("Samstock"), and Samuel Zell, the Chairman of our Board of Directors, has agreed to act as a standby pur-chaser to ensure the sale, at the subscription price, of all of the Series A preferred shares we are offering. See "Related Party Transac-tions--The Standby Purchase Agreement." As com-pensation for its standby commitment, we are paying to the Standby Purchaser a fee of $400,000.

                                Under the standby purchase agreement, the Standby Purchaser is entitled to designate cer-tain of our directors. The authorized number of directors comprising our Board of Directors is currently eight. Prior to the closing of the Rights Offering, we have agreed not to increase the number of directors beyond eight and the Standby Purchaser and its affiliates have the right to designate a total of four of the eight directors (including any director designation rights to which Samstock is already entitled under a Second Amended and Restated Standstill Agreement). Three of the current eight direc-tors are designees of the Standby Purchaser and its affiliates. One of the three designees was designated by the Standby Purchaser and elected to the Board of Directors in connection with execution of the standby purchase agreement. The remaining two were previously designated by Samstock. Upon the closing of the Rights Offer-ing, the Standby Purchaser will have the right to designate a number of directors which, to-gether with the number of director designees to which Samstock is already entitled, represents no less than the percentage of Chart House's outstanding common stock, on a fully diluted basis (and treating the Series A preferred shares as converted), held by the Standby Pur-chaser and its affiliates. In no event will there be fewer independent directors than are required to satisfy SEC, New York Stock Ex-change, Internal Revenue Service and other ap-plicable requirements.

                                Until the closing of this Rights Offering, we have also agreed that, if any stockholder bene-ficially owns 20% or more of our outstanding common stock (including, upon the closing, the Series A preferred shares on an as converted basis), the Standby Purchaser and its affili-ates will have the right to purchase from us, at a reasonable price and upon other reasonable terms of sale agreed upon in good faith, a suf-ficient amount of our common stock or other se-curities so that, upon the closing, the Standby Purchaser and its affiliates will beneficially own more than 50% of our outstanding voting eq-uity securities on a fully diluted basis. This agreement is subject to satisfaction of any ap-plicable New York Stock Exchange requirement that we obtain stockholder approval for the is-suance of additional shares to the Standby Pur-chaser and its affiliates.

                                Until the closing of this Rights Offering, we also have agreed not to approve or consummate a "business combination" with any "interested stockholder" (other than the Standby Purchaser and its affiliates) without the Standby Pur-chaser's prior written consent. This prohibi-tion will not apply to a sale of all of our as-sets or capital stock so long as we satisfy certain requirements, including payment to the Standby Purchaser of a fee of $675,000. In ad-dition, until the closing of this Rights Offer-ing, we have agreed not to enter into a refi-nancing or recapitalization transaction in which the Standby Purchaser and its affiliates are not the source of funds. This prohibition will not apply in certain circumstances so long as we satisfy certain requirements, including payment to the Standby Purchaser of a fee of $810,000.

Procedure for exercising
 rights.......................  To exercise your rights, you should complete the subscription certificate and forward it, along with payment of the subscription price for the number of Series A preferred shares you wish to purchase, to the subscription agent for receipt on or prior to the expiration time. If you plan to mail the subscription certificate, we recommend that you use insured, registered mail. See "The Rights Offering--Exercise of Rights."

No revocation.................  You may not revoke your subscription after the subscription agent receives your subscription certificate. See "The Rights Offering--No Revo-cation."

Our withdrawal right..........  We reserve the right to withdraw the offering at any time prior to delivery of the Series A preferred shares. Unless all of the Series A preferred shares are sold in this offering and the conditions to this offering are satisfied or waived at or prior to the expiration time, the offering will be withdrawn. We will have no obligation to you in the event of such with-drawal other than to return to subscribers any payment received in respect of the subscription price, without interest. See "The Rights Offer-ing--Our Withdrawal Right."

Persons holding shares, or
 wishing to exercise rights
 through others...............  If you hold shares of common stock through a broker, dealer, commercial bank, trust company or other nominee and desire to have that insti-tution act on your behalf with respect to the rights, you should contact the institution and inform them of your wishes. See "The Rights Of-fering--Exercise of Rights."

Subscription agent............  EquiServe Trust Company, N.A. ("EquiServe").
                                See "The Rights Offering--Subscription Agent."

Terms of the Series A Preferred Stock

Conversion by holder..........  Each whole Series A preferred share may be con-
                                verted into common stock at the option of the holder at any time. The rate of conversion is determined by dividing the sum of $2.25, plus accrued but unpaid dividends, by the Series A conversion price. See "--Dividends" below. The Series A conversion price will initially be fixed at $2.25, but is subject to adjustment in the event of a share split or combination, re-classification, recapitalizations or similar events or an issuance of common stock or equiv-alents below the conversion price then in ef-fect or the then current market price.

                                Holders of a majority of the outstanding Series A preferred shares will have the right to re-quire Chart House to convert all outstanding Series A preferred shares at any time following the closing of this offering. The Standby Pur-chaser may have the ability to require such conversion if it is required to make substan-tial purchases of Series A preferred shares pursuant to its standby obligations.

Conversion by Chart House.....  If at any time beginning three years following the closing of this offering the closing price of the common stock exceeds $5.625, plus ac-crued but unpaid current dividends, for thirty consecutive days on which at least 50,000 shares of common stock are traded each day and the average daily trading volume is 100,000 shares, then we will have the right, for a pe-riod of 90 days, to require the conversion of all outstanding Series A preferred shares at the conversion price.

Dividends.....................  As a holder of the Series A preferred shares you will be entitled to receive dividends at the rate of $0.225 per share per annum (subject to adjustments), which will be payable in cash to the extent Chart House is not restricted from making the cash payment by applicable law or agreements with its lenders, and the bal-ance, if any, will be payable in additional Se-ries A preferred shares priced at the conver-sion price then in effect. All such amounts will be payable semi-annually in arrears. Divi-dends will accrue from the issue date and will be cumulative from the date of issue. The Se-ries A preferred shares also will be entitled to receive cash dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock. Because our credit agreement with our lenders currently prohibits the payment of cash dividends, dividends will likely be paid in the form of additional Series A preferred shares.

Liquidation or Sale of Chart
 House .......................  The holders of Series A preferred shares will be entitled to receive a payment if Chart House liquidates, dissolves or is wound up, consoli-dates or merges into any other entity or sells its assets, or if a majority of Chart House's outstanding capital stock is sold in a transac-tion so long as, in the case of any con-solidation, merger or sale of assets, the stockholders immediately prior to the transac-tion own less than 50% of the voting securities of the surviving entity (in the case of a con-solidation or merger) or the entity owning such assets (in the case of a sale of assets). The amount per share of the payment will be the greater of (a) $2.25, plus all accrued but un-paid dividends to such date, plus, if after the payment is made, there are any remaining assets and funds, they will be distributed to holders of the Series A preferred shares and our other equity securities, ratably, on an as-converted basis, provided that the distributions to hold-ers of the Series A preferred shares will not exceed $4,000,000 in the aggregate, subject to reduction in certain circumstances; or (b) the amount determined by dividing (i) the total amount available for distribution, by (ii) the total number of outstanding shares of common stock, determined on an as-converted basis.

Voting........................  Holders of the Series A preferred shares will vote together with the holders of the common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of common stock issuable upon conversion of the Series A preferred shares held. In addition, if and whenever cur-rent dividends payable on Series A preferred shares are in arrears and unpaid in an aggre-gate amount equal to or exceeding the amount of current dividends due and payable thereon for three (3) semi-annual dividend periods (consec-utive or otherwise), then the number of direc-tors will be increased by two, and the Series A preferred shares, voting as a class, will have the right to elect two directors to fill such newly-created directorships. We may not, with-out the affirmative vote of the holders of at least two-thirds of the outstanding Series A preferred shares, amend any provision of our certificate of incorporation or bylaws so as to affect adversely the preferences, special rights or privileges or voting powers of the Series A preferred shares or, without the af-firmative vote of the holders of at least a ma-jority of the outstanding Series A preferred shares, take any action which has the effect of increasing the number of Series A preferred shares which we are authorized to issue.

Redemption by Chart House.....
                                We may elect to redeem the outstanding Series A preferred shares if, at any time, following the one year anniversary of the closing of this Rights Offering, (i) we consummate an offering of equity securities which results in gross proceeds to us of an amount sufficient to pay-off in full our obligations under the Subordi-nated Loans and to pay the aggregate redemption price for the redemption described below, and
                                (ii) the average of the high and low sales prices of our common stock on the date of the closing of the offering is not less than the conversion price then in effect. The redemption price will be equal to $2.25 multiplied by the applicable multiple set forth below, plus accrued and unpaid dividends:

                    Redemption Date on or before:                       Multiple
                    -----------------------------                       --------
                      July 1, 2003.....................................  1.50x
                      July 1, 2004.....................................  1.85x
                      July 1, 2005.....................................  2.25x
                      July 1, 2006.....................................  2.75x
                      July 1, 2007.....................................  3.40x

Other Matters

Use of proceeds...............  If all Series A preferred shares are sold in the Rights Offering, the gross proceeds will be $8,500,000. We will use the gross proceeds to repay a portion of the amounts outstanding un-der the Subordinated Loans, to pay certain other amounts owed to the Standby Purchaser and its affiliates and certain amounts owed to con-tractors and other expenses related to new res-taurant openings and for certain other purpos-es. For more information see "Related Party Transactions" and "Use of Proceeds."

Rights Offering required......  We are required by the terms of the Subordi-
                                nated Loans to conduct this Rights Offering.

Risk factors..................  For a discussion of the risks involved in exer-
                                cising your rights and investing in the Series A preferred shares, see "Risk Factors."

   Chart House commenced operations in 1961 and was reincorporated as a Delaware corporation in 1985. Our corporate offices are located at 640 North LaSalle, Suite 295, Chicago, Illinois 60610; telephone (312) 266-1100.

                                  RISK FACTORS

   You should carefully consider the following risk factors and other information in this document before deciding to exercise your rights.

We are pursuing a growth strategy for our Angelo & Maxie's restaurants which may not be successful

   Since Mr. Zell and certain of his affiliates acquired a substantial interest in Chart House in 1997 and our new management team was put into place, we have closed under-performing Chart House locations, including 11 locations in 2000. We also acquired the Angelo & Maxie's steakhouse concept and original restaurant location on Park Avenue in Manhattan in April 1999. As of May 23, 2001, we operated 40 Chart House seafood restaurants, one Peohe's restaurant and seven Angelo & Maxie's ("A&M") steakhouse restaurants. We have recently pursued an aggressive expansion strategy for the A&M steakhouse concept, opening four new locations in 2000 and two locations in 2001.

   As we continue to pursue our growth strategy for our A&M concept, our success will depend in large part upon our ability to timely open new A&M restaurants and to operate these restaurants on a profitable basis. We cannot assure you that we will be able to achieve our expansion goals or that our new A&M restaurants will be operated profitably. Further, we cannot assure you that any new restaurant we open will obtain similar operating results to those of our existing restaurants. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

  . the hiring, training and retention of qualified operating personnel, especially managers;

  . identification and availability of suitable restaurant sites;

  . negotiation of attractive lease terms, including significant tenant buildout allowances;

  . timely development of new restaurants, including the availability of construction materials and labor;

  . management of development, construction and pre-opening costs of new restaurants;

  . securing required governmental approvals and permits;

  . availability of adequate financing resources;

  . competition in our markets; and

  . general economic conditions.

   We anticipate that our new A&M restaurants will typically take several months to reach budgeted operating levels due to problems commonly associated with new restaurants, including inability to hire sufficient staff and other factors. Although we have attempted to mitigate these factors by careful attention to training and staffing needs, there can be no assurance that we will be successful in operating our new restaurants on a profitable basis. In addition, we entered several new markets in 2000 and 2001, in which we have no prior operating experience. These new markets and any future new markets are likely to require us to expend significant funds on marketing campaigns. These markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new A&M restaurants to be less successful than restaurants in our existing markets. Further, since over 90% of our A&M restaurants have been open for less than two years, the earnings achieved to date by such restaurants may not be indicative of future operating results. Accordingly, there can be no assurance that the new A&M restaurants will perform in accordance with management's expectations, or that we will not encounter unanticipated problems or liabilities in connection with the new restaurants.

We may experience delays in developing and constructing new restaurants

   The openings of our four new A&M restaurants in 2000 and two new A&M restaurants in 2001 were adversely affected by delays in development and construction of the restaurant sites which we were not able to control. These delays resulted in loss of projected revenue for the locations and adversely affected our overall profitability. Delays in constructing and opening these new locations also resulted in increased pre-opening expenses, including, but not limited to, costs associated with extending employee salaries, benefits and housing until such time as the sites became ready for occupancy and employee training for the restaurants could begin. No assurances can be given that these conditions will not arise in connection with opening any new restaurant locations in the future.

Our internal systems and controls may be inadequate to support our growth

   We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

We are subject to natural disasters and other problems due to our geographic concentration in California and the coastal location of many of our restaurants

   Of our existing 40 Chart House restaurants, forty percent (40%) are concentrated in the state of California. Many of our restaurants are also in coastal locations.

   Due to the coastal locations of many of our Chart House restaurants, and the significant concentration of our locations in California, we are particularly susceptible to damage caused by hurricanes, natural disasters such as earthquakes or other severe weather conditions. While we maintain business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect our geographical areas of operations, we would be able to maintain our current level of operations or profitability.

   We are also susceptible to blackouts and other problems which may be caused by the current energy shortage in California. Blackouts or other problems resulting from the energy shortage in California could have a negative impact on future profitability.

We are dependent upon supply and quality of seafood and steak products

   The success of our seafood and steakhouse concepts depends upon frequent deliveries of fresh products. We are routinely exposed to the risks that shortages or interruptions in supply can occur and adversely affect the availability, quality and cost of these critical food products. Regional weather conditions may also adversely affect product supply and quality. In the recent past, certain types of seafood and steak products have experienced fluctuations in supply availability. We have historically utilized several seafood and beef suppliers and have not experienced significant difficulty in obtaining adequate supplies of fresh seafood and steak products on a timely basis; however, we can make no assurances that in the future inadequate supplies of seafood or steak products might not have a materially adverse effect on our operations and profitability.

We are subject to changes in food and other costs and availability of labor which may impact our ability to expand

   Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies through contracts or commodity pricing formulas. We believe we will be able to continue our current arrangement with our master distributor, Sysco, or another distributor if necessary, however, any increase in distribution prices could cause our food and supply costs to increase. In addition, various factors beyond our control, including adverse weather conditions and governmental regulations, could cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results and cash flows.

   We continue to be challenged with increased labor costs associated with a tight labor market and mandatory wage increases across the country. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to operate existing Chart House and A&M locations and to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals can have a material adverse impact on current operations and may delay the planned openings of new A&M restaurants. Any significant increase in employee turnover rates in existing restaurants or difficulties attracting additional personnel for new locations could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs. Finally, "living wage" initiatives in California, where a substantial percentage of Chart House restaurants are located, continue to threaten our profitability margins.

   We also continue to manage claims and activities of the Hotel and Restaurant Employees Local 100 Union of New York, New York in our A&M Park Avenue location which seeks to unionize our kitchen employees there. While our efforts have been successful to date, no assurance can be made that unionization will not occur at the Park Avenue location or at other A&M locations, including the nearby West 52nd Street location. We also do not know what adverse impact, if any, such organizing activities could have upon overall restaurant operations and profitability.

   Our profitability is also adversely impacted by other cost increases, over which we have limited or no control such as extremely high utility costs in California. In the past, management has attempted to anticipate and mitigate any adverse effect on our profitability from increasing costs through, among other things, its purchasing practices and menu price adjustments, however, there can be no assurance that it will be able to do so in the future.

We are subject to beef and seafood safety issues and related negative publicity

   We can be materially adversely affected by negative publicity or litigation concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a number of restaurants. The current negative international publicity concerning "mad cow" disease has and continues to adversely impact the beef industry upon which we rely heavily and our own restaurant industry. Moreover, some types of seafood products have been subject to adverse publicity due to certain levels of contamination at their source.

Our business is seasonal and subject to fluctuating operating results

   Our business is subject to seasonal shifts. Historically, sales in most of our restaurants have been higher during the spring, summer and holiday season of each fiscal year. As a result, we expect our highest earnings to occur in these periods. In addition to seasonality, our operating results may fluctuate due to other factors, including the timing of new restaurant openings and related expenses, changing labor and operating costs, and increases or decreases in comparable restaurant sales. Accordingly, results for any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year and comparable unit sales for any particular future period may decrease. In the future, results of operations could fall below the expectations of securities analysts and investors and may result in the price of our common stock decreasing.

We may be unable to comply with the terms of our credit facility which is secured by liens on substantially all of our assets

   Our credit facility with Fleet National Bank, as agent for a group of lenders, is secured by liens on substantially all of our assets. The credit facility requires compliance with several financial covenants, including specified limits for our leverage ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum earnings before interest, taxes, depreciation and amortization (EBITDA), as well as other non-financial covenants. The nature of the restaurant industry creates uncertainty in the ability to maintain sales trends exhibited historically. Several factors can affect current sales trends negatively, thereby causing non-compliance with covenants under the Fleet credit agreement. Non-compliance could result in an event of default, which could, unless waived, result in an immediate acceleration of all amounts due, termination of the lenders' commitments to make additional revolving loans, and the sale or other disposition by the lenders of our assets used to secure our obligations, any of which would significantly and negatively impact our financial condition and operating results.

We may incur higher interest expense on our borrowings

   We have increased our indebtedness in order to finance amounts owed to contractors and pre-opening expenses associated with construction of new A&M restaurants. At May 23, 2001, we had $5,260,374 of Subordinated Loans outstanding, which accrue interest at the applicable Eurodollar rate plus 16%. At May 23, 2001, the applicable Eurodollar rate was 5.0%. This higher level of indebtedness, and the higher interest rates payable on the Subordinated Loans, will require us to devote an increased amount of our future cash flow from operations to the payment of interest. In addition, we are exposed to greater interest rate risk because of our higher level of indebtedness benchmarked to the applicable Eurodollar rate. Increases in the Eurodollar rate will incrementally increase our interest expense. Our increased indebtedness and interest rate risk exposure could adversely affect our ability to repay debt and reduce our working capital available for operations. See "Recent Developments--The Subordinated Loans" and "Related Party Transactions--The Subordinated Loans."

We are dependent upon our chief executive officer and other key employees

   We believe that the development of our business has been, and will continue to be, dependent on Thomas J. Walters, the Chief Executive Officer of Chart House, and other key executive employees. The loss of Mr. Walters' services could have a material adverse effect upon our business and development, and there can be no assurance that an adequate replacement could be found for Mr. Walters in the event of his unavailability. Our continued growth will further depend on our ability to attract and retain additional skilled senior management personnel, including, but not limited to, senior operations personnel.

Offering Risks

We may be unable to pay dividends (except payment-in-kind dividends) on the preferred shares

   The terms of the preferred shares provide for dividends to be paid semi-annually in cash, provided that to the extent we are restricted from paying such dividends in cash by applicable law or agreements with our lenders, such dividends shall be paid in additional preferred shares priced at the conversion price then in effect. Our agreements with our lenders currently prohibit cash dividends or similar distributions, so holders of preferred shares will be able to receive dividends thereon only in the form of additional preferred shares. No assurances may be given that the restrictions on dividends in our agreements with our lenders will be removed or modified in the future or that we will have sufficient funds to pay dividends in cash.

Your exercise of rights may not be revoked; the Rights Offering may be canceled

   Once you have exercised your rights to subscribe for Series A preferred shares, your exercise may not be revoked. If the conditions to this Rights Offering are not satisfied or if we elect to withdraw the Rights Offering for any other reason, the Rights Offering will be canceled. In the event of cancellation, neither Chart House nor the subscription agent will have any obligation to you with respect to the rights except to return, without interest, any payment of the subscription price received by the subscription agent. See "The Rights Offering."

There may be no trading market for the rights and the Series A preferred shares

   Chart House has applied to the New York Stock Exchange to admit the rights for trading and list the Series A preferred shares. We cannot assure you, however, that our application will be approved or that an active market in the rights or the Series A preferred shares will develop. Liquidity in respect of the Series A preferred shares may be further reduced if the Standby Purchaser purchases a substantial amount of the Series A preferred shares under its standby commitment. The market price for the Series A preferred shares may be subject to significant fluctuations, and may not be equal to the subscription price you paid for the shares upon exercise of your rights.

The listing of our common stock on the New York Stock Exchange is not assured

   On March 20, 2001, the New York Stock Exchange notified us of our non-compliance with certain of its continued listing standards, based upon our having a total market capitalization of less than $50 million and stockholders' equity of less than $50 million. If a NYSE listed company falls below both of these standards, it is subject to delisting in accordance with the rules of the NYSE. The notice from the NYSE stated that our market capitalization as of March 13, 2001 was $34.1 million and that our stockholder's equity as of December 25, 2000 was $46 million.

   Under the rules of the NYSE, we were permitted, within 45 days of receipt of the notice of non-compliance, to submit a plan advising the NYSE of the actions we intend to take to achieve compliance with the continued listing standards of the NYSE within 18 months from receipt of notice of non-compliance. We submitted a plan within the prescribed period and have been advised by the NYSE that our plan has been accepted. Our performance relative to this plan is subject to monitoring by the NYSE over the next 18 months. We cannot assure you that we will be able to achieve the requirements of our plan or that our common stock will continue to be listed on the NYSE.

If you do not exercise all of your rights, your ownership interest in Chart House will be diluted

   The Series A preferred shares will entitle the holders to acquire approximately 3,777,778 shares of common stock, representing approximately 24.2% of the total outstanding shares of common stock of Chart House after giving effect to the conversion of the Series A preferred shares. One consequence of the offering is that holders of common stock who elect not to exercise their rights would experience dilution with respect to their ownership interest and voting rights in Chart House. In addition, if the subscription price is lower than the prevailing market price of our common stock, stockholders who elect not to exercise their rights would experience dilution with respect to their economic interest in Chart House.

The Standby Purchaser and its affiliates may increase their ownership in Chart House as a result of this offering

   The Standby Purchaser and its affiliates, as of May 23, 2001, beneficially owned in aggregate 4,554,998 shares of our common stock, representing approximately 38.6% of our outstanding common stock. Of this amount, 4,154,902 shares were owned by Samstock and its affiliates, Samstock/ZFT, L.L.C., SZRT, L.L.C. and Samstock/Alpha, L.L.C., and 400,096 shares were held by others, but were subject to voting and disposition restrictions in favor of Samstock. If the Standby Purchaser purchases the number of shares for which its affiliates are permitted, but fail to subscribe, and the Standby Purchaser is not required to purchase any additional Series A preferred shares, the Standby Purchaser and its affiliates, including Samstock, would beneficially own 6,011,717 shares of common stock, or 38.6% of the total common stock outstanding, after giving effect to the immediate conversion of the Series A preferred shares into common stock. If no other stockholders validly subscribe for and purchase Series A preferred shares pursuant to this rights offering, however, the Standby Purchaser would be required to purchase all of the shares offered. In that event, the Standby Purchaser and its affiliates, including Samstock, would beneficially own 8,332,776 shares of common stock, or 53.4% of the total common stock outstanding, after giving effect to the immediate conversion of the Series A preferred shares into common stock.

   The holders of a majority of the outstanding Series A preferred shares offered pursuant to the Rights Offering will have the right to require us to convert all outstanding Series A preferred shares at any time following the closing of the offering. If the Standby Purchaser acquires a majority of the Series A preferred shares, it would be able to require conversion of the entire Series in its discretion.

   In addition, Samstock and the Standby Purchaser have various rights to designate members to our Board of Directors. Prior to the closing of the Rights Offering, the Standby Purchaser and its affiliates have the right to designate a total of four of the eight directors (which number includes certain director designation rights to which Samstock is already contractually entitled). Upon the closing of the Rights Offering, the Standby Purchaser will have the right to designate a number of directors that, together with the number of director designees to which Samstock is already entitled, represents at least the percentage of our outstanding common stock, on a fully diluted basis, held by the Standby Purchaser and its affiliates. In no event will there be fewer independent directors than are required to satisfy rules and regulations of the SEC, the New York Stock Exchange and the IRS.

The standby commitment is conditional and if we fail to satisfy the conditions, we may not raise sufficient funds to satisfy our obligations and fund our capital needs

   To guarantee that Chart House will receive gross proceeds of approximately $8,500,000 from the Rights Offering, the Standby Purchaser has agreed to act as a standby purchaser and purchase up to all of the shares of the Series A preferred shares offered hereby, less amounts subscribed for by other holders of rights. However, this commitment is subject to certain conditions to closing. The material conditions include the following:

  . the shares of common stock into which the Series A preferred shares are convertible are required to have been approved for listing on the New York Stock Exchange or another national stock exchange agreed to by the Standby Purchaser;

  . any additional directors that the Standby Purchaser is entitled to designate shall have been elected to the Board of Directors;

  . all applicable legal and regulatory requirements are required to have been satisfied;

  . we cannot have completed a sale of our assets or capital stock or a refinancing or recapitalization transaction which is prohibited under the standby purchase agreement; and

  . the Rights Offering is required to have been completed no later than July
    31, 2001, or a later date agreed to by the Standby Purchaser.

   We cannot assure you that all conditions will be satisfied so that the Standby Purchaser will complete the agreed-upon purchases. To the extent that these conditions are not satisfied or the Standby Purchaser fails to perform its obligations, we may not receive sufficient proceeds from the Rights Offering to repay the Subordinated Loans upon maturity, pay amounts owed to contractors or fund our capital needs. A default under the Subordinated Loans could, unless waived, result in an immediate acceleration of all amounts due, a termination of any obligation of the Standby Purchaser to make additional advances, and a requirement that we deliver cash collateral equal to the amount available to be drawn under a letter of credit issued to one of our contractors. A default under the Subordinated Loans would also trigger a default under the Fleet credit facility which could, unless waived, result in an immediate acceleration of all amounts due under the Fleet credit facility, termination of the lenders' commitments to make additional revolving loans and the sale or other disposition by the lenders of our assets used to secured our obligations under the Fleet credit facility. As discussed above, it is a condition to the commitment of the Standby Purchaser to purchase the Series A preferred shares not otherwise subscribed for that the Rights Offering be completed no later than July 31, 2001, or a later date agreed to by the Standby Purchaser. However, the failure to consummate the Rights Offering by June 30, 2001 will constitute an event of default under the Subordinated Loans. See "Related Party Transactions." Although the Standby Purchaser may waive such condition or event of default, no assurances can be given that any such waiver will be granted.

Our Board of Directors may issue additional shares of preferred stock without stockholder approval

   Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the Board of Directors. If all of the rights offered hereunder are exercised, an aggregate of 3,777,778 shares of preferred stock will be issued in this

Rights Offering. In addition, we are likely to pay dividends on the Series A preferred shares in the form of additional Series A preferred shares for at least several years. The Board of Directors may also, without stockholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of Chart House. Although we do not have any current plans to issue any additional series or shares of preferred stock, except for the preferred stock to be issued in this Rights Offering and as payment of dividends on the Series A preferred shares, we may do so in the future.

The existence of shares available for sale in the future may have an adverse effect on our stock price

   Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of equity securities. Following this Rights Offering, assuming that all of the rights offered hereby are fully exercised and that all Series A preferred shares are immediately converted, we will have 15,590,468 of common stock outstanding. Of these shares, approximately 6,011,717 shares will be held by the Standby Purchaser (and associated entities or persons). We have registered for resale 3,097,938 shares of common stock purchased by Samstock and its affiliates in March 1997 and an additional 1,779,637 shares of common stock held by others. We have also agreed to register for resale (1) any Series A preferred shares held by the Standby Purchaser and its affiliates, including Samstock, and (2) any shares of common stock into which the Series A preferred shares held by the Standby Purchaser and its affiliates, including Samstock, are convertible.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements." Any statement in this prospectus, other than a statement of historical fact, is a forward-looking statement. You can generally identify forward-looking statements by looking for words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

   Although Chart House believes that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, disclosing important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning Chart House, you should refer back to these Risk Factors.

   The forward-looking statements in this prospectus are accurate only as of its date. If Chart House's expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

                                USE OF PROCEEDS

   If all Series A preferred shares offered by this prospectus are sold in the Rights Offering, we will receive $8,500,000 in gross proceeds ($7,328,152 after deducting estimated offering expenses). Under the Standby Purchase Agreement, we are required to use the gross proceeds of the Rights Offering to pay, prior to, and in preference of, any other payments, the following:

  . an amount equal to the aggregate Subordinated Loans outstanding as of the closing of the Rights Offering, less up to $5,000,000;

  . accrued and unpaid advisory fees owed to an affiliate of the Standby
    Purchaser;

  . the Standby Purchaser's transaction fees and expenses related to the Subordinated Loans and the Rights Offering up to $125,000;

  . the $400,000 fee owed to the Standby Purchaser at the closing;

  . certain construction costs owed to unrelated parties; and

  . certain pre-opening expenses owed to unrelated parties.

   The amount of Subordinated Loans as of May 23, 2001 was $5,260,374. This amount may increase prior to the closing. After the foregoing payments have been made, the balance of the Rights Offering gross proceeds, if any, will be used to pay the following:

  . financial advisory, accounting and attorneys' fees and expenses incurred by us and the Special Committee of our Board of Directors in connection with the Subordinated Loans and the Rights Offering;

  . printing and engraving, filing and subscription agent fees incurred in connection with the Rights Offering;

  . other items as we and the Standby Purchaser may agree upon; and

  . such additional amount of Subordinated Loans as we and the Standby
    Purchaser may agree upon.

   The balance of the proceeds, if any, will be held by us as working capital.

   The Subordinated Loans accrue interest at the applicable Eurodollar rate plus 16% and are payable upon the closing of the Rights Offering or March 31, 2005, whichever is earlier; provided, that up to $5 million in borrowings may remain outstanding following the Rights Offering. The Subordinated Loans have been used to pay outstanding amounts due to contractors and complete ongoing restaurant construction and maintenance expenditures, and for working capital purposes. For a more detailed description of the Subordinated Loans, see "Recent Developments--The Subordinated Loans" and "Related Party Transactions-- The Subordinated Loans."

                          PRICE RANGE OF COMMON STOCK

   The common stock is traded on the New York Stock Exchange under the trading symbol CHT.

   The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share for the common stock, as reported by the New York Stock Exchange and the distributions declared. Our fiscal year ends on or about December 31.

                                                      High    Low   Distribution
                                                     ------ ------- ------------
      Fiscal Year 1999
        First Quarter............................... $6.250 $4.00         --
        Second Quarter..............................  6.688  4.00         --
        Third Quarter...............................  7.438  5.313        --
        Fourth Quarter..............................  6.00   4.125        --
      Fiscal Year 2000
        First Quarter............................... $6.188 $4.0625       --
        Second Quarter..............................  6.063  5.125        --
        Third Quarter...............................  5.938  5.250        --
        Fourth Quarter..............................  5.875  4.188        --
      Fiscal Year 2001
        First Quarter............................... $4.375 $2.40         --

   Our credit facility agented by Fleet National Bank described below under "Recent Developments" prohibits us from paying any cash dividends. Any future payment of dividends will also depend upon our earnings and financial requirements as well as general business conditions, among other things.

   The closing price of the common stock on the New York Stock Exchange on May 30, 2001 was $2.65 per share. On May 30, 2001, Chart House had approximately 11,812,690 shares of common stock outstanding, owned by approximately 630 holders of record.

                      DETERMINATION OF SUBSCRIPTION PRICE

   The subscription price of the rights was determined by our Board of Directors, and is not necessarily related to the assets, book value or net worth of Chart House or any other established criteria of value. In determining the subscription price, the Board of Directors considered the written opinion of Duff & Phelps LLC, financial advisor to the Special Committee of the Board of Directors, to the effect that the terms of the Rights Offering are fair to our existing public common stockholders, excluding our officers and directors and Equity Group Investments, LLC, from a financial point of view. The Board of Directors also considered, among other things:

  . the historic and current market price of the common stock on the New York
    Stock Exchange;

  . Chart House's earnings and prospects;

  . Chart House's need for capital; and

  . the lack of alternative sources of capital available to Chart House within a time frame reasonable to meet its financial needs.

                                 CAPITALIZATION

   The following table sets forth our total debt and capitalization as of March 26, 2001 (1) on an actual basis, and (2) on a pro forma basis to reflect our receipt of the estimated proceeds from this Rights Offering and the application of the proceeds of this Rights Offering as set forth above in Use of Proceeds.

   You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all financial statements and notes thereto included in our quarterly report on Form 10-Q included with this prospectus.

Capitalization:

                                                           As of March 26, 2001
                                                          ----------------------
                                                            Actual   As Adjusted
                                                          ---------- -----------
                                                             (in         (in
                                                          thousands) thousands)
Current Portion of Deferred Payments on Acquisition......  $   750     $   750
Current Portion of Long-Term Obligations.................    4,460       4,460
Deferred Payments on Acquisition.........................       63          63
Long-Term Debt...........................................   21,600      21,600
Long-Term Debt to Related Parties........................    4,677       5,000
Long-Term Obligations under Capital Leases...............    3,005       3,005
                                                           -------     -------
Total Debt...............................................  $34,555     $34,878
Stockholders' equity:
  Preferred Stock, $1.00 par value, authorized 10,000,000
   shares; no shares outstanding.........................        0       3,778
  Common Stock, $.01 par value, authorized 30,000,000
   shares; 11,806,666 outstanding........................      118         118
Additional Paid-In Capital(1)............................   61,345      64,895
Accumulated Deficit(2)...................................  -17,581     -17,581
                                                           -------     -------
Total Stockholders' Equity...............................  $43,882     $51,210
                                                           -------     -------
Total Capitalization.....................................  $78,437     $86,088
                                                           =======     =======

--------
(1) The proceeds from the Rights Offering, reduced by issuance costs estimated to be $1,172,000, will be credited to Preferred Stock and Additional Paid-In Capital as reflected in the above table.
(2) The Series A preferred shares are convertible into common stock upon terms described under "Description of Capital Stock--Series A Preferred Shares." The financial impact, if any, of the conversion feature will be measured upon the closing of the Rights Offering and may result in increases in Additional Paid-In Capital and Accumulated Deficit. For purposes of the pro forma calculations of Additional Paid-In Capital and Accumulated Deficit, the market price per share of the common stock is assumed to be $2.25, which is the maximum offering price for the preferred shares. For every $0.01 that the market price for the common stock is greater than $2.25, Additional Paid-In Capital and Accumulated Deficit will increase by $38,000.

                              RECENT DEVELOPMENTS

The Subordinated Loans

   On February 20, 2001 we amended and restated several agreements with the Standby Purchaser and another affiliate of the Standby Purchaser, Samstock and Mr. Zell pursuant to which we obtained short term and long term financing.

   We have issued subordinated notes (the "Notes") which permit us to borrow up to $13 million. The Notes accrue interest at the applicable Eurodollar rate plus 16% and are payable upon closing of this Rights Offering or March 31, 2005, whichever is earlier; provided, however, that up to $5 million in borrowings may remain outstanding following the Rights Offering. The terms of the Notes require that the funds be used to pay construction and related costs and for other purposes approved by the Standby Purchaser. At May 23, 2001, we had been advanced $5,260,374 of the $13 million in availability under the Notes. A fee of 12% per annum is being charged on the unused portion of the availability under the Notes, which, for this purpose, includes the issued but undrawn amount of the letter of credit referred to below. Interest is payable at maturity or when certain leverage ratios are attained. We believe these ratios will not be maintained and that interest will accrue for all of 2001. We are required by the terms of the Notes to conduct this Rights Offering. In conjunction with the Notes, the Standby Purchaser has caused a letter of credit in the amount of approximately $5.86 million (subsequently reduced to approximately $4.6 million) to be issued to one of our general contractors.

The Fleet Credit Facility

   Our credit facility agented by Fleet National Bank is comprised of a $12,750,000 term loan and a $17,500,000 revolving loan facility. We make quarterly principal payments on the term loan. The final principal payment is due on March 31, 2004.

   The facility is secured by liens on substantially all of our assets.

   The interest rates on the revolving and term loan facilities are, at our option, prime interest rate, plus a maximum of 2.25%, or LIBOR, plus a maximum of 4.00%, provided that a portion of the term loan in the aggregate amount of $5 million bears interest at LIBOR plus 14% until a certain financial ratio is attained. We are required to pay a facility fee of .50% per annum on the unused portion of the commitment. At December 25, 2000, the unused portion of the commitment was approximately $4.6 million, which is the difference between the $17,500,000 revolving facility and the sum of $11,100,000 of revolving borrowings and approximately $1,800,000 of letters of credit which were then outstanding.

   The Fleet credit agreement requires compliance with several financial covenants, including specified limits for our leverage ratio, debt service ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum EBITDA, as well as other non-financial covenants.

   The Fleet facility expires on March 31, 2004 and we must repay all outstanding amounts by that time. The Fleet credit agreement contains customary events of default, as well as a change in control default triggered by a failure of Samstock, L.L.C. and its affiliates to own less than 25% of our outstanding common stock.

   The Fleet credit agreement was recently amended to permit us to incur the Subordinated Loans, increase the revolving line of credit to $17.5 million and to revise various financial covenants.

Amounts Owing to General Contractor

   As of February 2, 2001, we owed approximately $4,600,000 in principal to a general contractor that performed work in connection with the construction of four new A&M locations and remodeling of certain of our existing Chart House restaurants. Pursuant to a written agreement with this contractor, we agreed to repay the principal amount owed in accordance with a payment schedule, which allows us to make a final payment of principal, with no accrued interest due and owing, no later than June 30, 2001. If we do not make the final payment by June 30, 2001, we have the ability to pay the principal balance, plus accrued interest, no later than November 30, 2001. As security for our payment obligations, on February 20, 2001 we delivered a letter of credit in the face amount of approximately $5.86 million (subsequently reduced to approximately $4.6 million) in favor of the contractor.

New President and Chief Financial Officer

   On March 23, 2001, we announced the appointment of Kenneth R. Posner as President and Chief Financial Officer, effective April 2, 2001. Mr. Posner most recently served as Executive Vice President and Chief Financial Officer of Lodigan, Inc., an owner and operator of hotels. Mr. Posner was previously Senior Vice President of Finance and Treasurer of H Group Holding, Inc., the parent company for various businesses including Hyatt Hotels and Resorts.

                              THE RIGHTS OFFERING

The Rights

   We are distributing to the holders of our common stock, at no cost to the holders, transferable rights to purchase our Series A preferred shares. For a description of the Series A preferred shares, see "Description of Capital Stock--Preferred Stock." If you owned shares of our common stock as of the close of business on June 4, 2001, the record date, we will give you the right to subscribe for one Series A preferred share, at a subscription price of $2.25 per share (the "Subscription Price"), for each 3.126888 whole shares of common stock you owned. You will not receive any fractional rights or cash in lieu of fractional rights in connection with the Rights Offering, but instead we will round your number of rights up to the nearest whole number. The rights may be sold, assigned or otherwise transferred. See "--Transferability of Rights."

   If you wish to exercise your rights, you must do so before 5:00 p.m., New York Time, on June 21, 2001, unless Chart House, in its discretion, extends the Rights Offering for up to 10 days. After that time, the rights will expire and will no longer be exercisable. See "--Expiration Time."

Basic Subscription Privilege

   Each right will entitle you to receive, upon payment of $2.25 to Chart House, one Series A preferred share. Chart House will send you certificates representing the shares that you purchase pursuant to your basic subscription privilege as soon as practicable after June 21, 2001, whether you exercise your rights immediately prior to that date or earlier. If you hold your common stock through Depository Trust Company, or arrange for delivery and payment through DTC, the appropriate account will be credited.

Oversubscription Privilege

   Each right also gives you an "oversubscription privilege" to purchase additional Series A preferred shares that are not purchased by other stockholders. You are entitled to exercise your oversubscription privilege only if you exercise your basic subscription privilege in full.

   If you wish to exercise your oversubscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. When you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege).

   If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all oversubscription privileges, you will be allocated shares pro rata (subject to elimination of fractional shares), in proportion to the number of shares you purchased through your basic subscription privilege.

   As soon as practicable after June 21, 2001, the subscription agent will determine the number of Series A preferred shares that you may purchase pursuant to the oversubscription privilege. We will send you certificates representing these shares as soon as practicable after June 21, 2001. If you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest.

   In connection with the exercise of the oversubscription privilege, banks, brokers and other nominee holders of rights who act on behalf of beneficial owners will be required to certify to the subscription agent and Chart House as to the aggregate number of rights that have been exercised and the number of Series A preferred shares that are being requested through the oversubscription privilege, by each beneficial owner on whose behalf such nominee holder is acting.

Standby Commitment

   Pursuant to a standby purchase agreement, approved by a Special Committee of our Board of Directors comprised of independent directors, the Standby Purchaser has agreed to act as a standby purchaser to ensure the sale, at the subscription price, of all of the Series A preferred shares we are offering hereby. As compensation for the Standby Purchaser standby purchase commitment, Chart House will pay to the Standby Purchaser a fee of $400,000 upon the closing of this Rights Offering. See "Related Party Transactions."

Subscription Price

   The subscription price for one Series A preferred share, which may be purchased upon exercise of one right, is $2.25. Series A preferred shares purchased through the oversubscription privilege or though the standby commitment will have the same subscription price as shares purchased under the basic subscription privilege.

Determination of Subscription Price

   The subscription price of the rights was determined by the Board of Directors, based on the recommendation of a Special Committee of our independent directors, and is not necessarily related to the assets, book value or net worth of Chart House or any other established criteria of value, and may not be indicative of the fair value of the securities offered. In determining the subscription price, the Board of Directors considered the written opinion of Duff & Phelps LLC, financial advisor to the Special Committee of the Board of Directors, to the effect that the terms of the Rights Offering are fair to our existing public common stockholders, excluding our officers and directors and Equity Group Investments, LLC, from a financial point of view. The Board of Directors also considered, among other things:

  . the historic and current market price of the common stock on the New York
    Stock Exchange;

  . Chart House's earnings and prospects;

  . Chart House's need for capital; and

  . the lack of alternative sources of capital available to Chart House within a time frame reasonable to meet its financial needs.

Expiration Time

   The rights will expire at 5:00 p.m., New York Time, on June 21, 2001, unless Chart House, in its discretion, extends the Rights Offering for up to 10 days. If you do not exercise your basic subscription privilege and oversubscription privilege prior to that time, the rights will be null and void. Chart House will not be required to issue Series A preferred shares to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Our Withdrawal Right

   We reserve the right to withdraw the Rights Offering at any time before or at the time it is due to expire and for any reason (including, without limitation, a change in the market price of the common stock). We cannot assure you that the conditions to this offering will be satisfied or that we will not withdraw this offering for other reasons. If we withdraw the offering, the Subordinated Loans will be in default and an event of default under the Subordinated Loans will, unless waived, result in an event of default under the Fleet credit facility. If Chart House withdraws the offering, all funds received from holders will be refunded promptly without interest or penalty.

Transferability of Rights

   You may transfer all of the rights, including over-subscription rights, evidenced by a single subscription certificate by signing the subscription certificate for transfer in accordance with the appropriate form printed on the subscription certificate.

   You may transfer a portion of the rights, including over-subscription rights, evidenced by a single subscription certificate by delivering to EquiServe the subscription certificate properly signed and completed for transfer, with written instructions to register a portion of the rights in the name of your transferee and to issue a new subscription certificate to the transferee covering the transferred rights. In that event and by appropriate written instructions, you may elect to receive a new subscription certificate covering the rights you did not transfer.

   If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for:

    --the transfer instructions to be received and processed by EquiServe;

    --new subscription certificates to be issued and transmitted; and

    --the rights evidenced by the new subscription certificates to be exercised or sold by the intended recipients.

   It may require from two to ten business days, or more, to complete transfers of rights, depending upon how you deliver the subscription certificate and payment and the number of transactions you request. Neither Chart House nor the subscription agent will be liable to you or any transferee of rights if subscription certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

   If you exercise or sell your rights in part, the subscription agent will issue to you a new subscription certificate for the remaining rights, so long as the subscription agent receives from you a properly endorsed subscription certificate. Please note that if you submit a properly endorsed subscription certificate after 5:00 p.m., New York Time, on the fifth business day prior to the expiration time, the subscription agent will use its best effort to issue you a new subscription certificate before the expiration time, however, in such circumstances the delivery of the new subscription certificate will be at your own risk.

   If you request a reissuance of a subscription certificate, the delivery of that document will be at your own risk.

   You, and not Chart House or the subscription agent, will be responsible for paying any commissions, fees and other expenses, including brokerage commissions and transfer taxes, that you may incur in the purchase, sale or exercise of rights.

Exercise of Rights

 Method of Exercise

   You may exercise your rights by delivering to the subscription agent, EquiServe on or prior to June 21, 2001:

     (1) the properly completed and signed subscription certificate accompanying this prospectus;

     (2) any required signature guarantees; and

     (3) payment in full of the subscription price for each Series A preferred share to be purchased through the basic subscription privilege and the oversubscription privilege.

   You should deliver your subscription certificate and payment to the address set forth below under "--Subscription Agent."

 Method of Payment

   Payment must be made in United States dollars for the full number of Series A preferred shares being subscribed for by check or bank draft (cashier's check) drawn upon a United States bank or a postal, telegraphic or express money order payable to "EquiServe," as subscription agent. The subscription price will be considered to have been received by the subscription agent only upon:

     (1) clearance of any uncertified check; or

     (2) receipt by the subscription agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order.

   Note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, Chart House urges you to make payment sufficiently in advance of June 21, 2001 to ensure that the payment is received and clears before that date. Chart House also urges you to consider payment by means of certified or cashier's check or money order.

 Guaranteed Delivery Procedures

   If you want to exercise your rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to 5:00 p.m., on June 21, 2001, you may exercise your rights if you satisfy the following Guaranteed Delivery Procedures:

     (1) You send, and the subscription agent receives, payment in full for each Series A preferred share being purchased through the basic subscription privilege and the oversubscription privilege, on or prior to June 21, 2001;

     (2) You send, and the subscription agent receives, on or prior to June 21, 2001, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state your name, the number of rights that you hold, the number of Series A preferred shares that you wish to purchase pursuant to the basic subscription privilege and the number of shares, if any, you wish to purchase pursuant to the oversubscription privilege. The Notice of Guaranteed Delivery must guarantee the delivery of your subscription certificate to the subscription agent within three New York Stock Exchange trading days after the date of receipt of the Notice of Guaranteed Delivery; and

     (3) You send, and the subscription agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three New York Stock Exchange trading days after the date of receipt of your Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the addresses set forth below, or may be transmitted to the subscription agent by facsimile transmission, to facsimile number 781-575-4826. You can obtain additional copies of the form of Notice of Guaranteed Delivery by requesting it from the subscription agent at the address set forth below under "--Subscription Agent."

 Signature Guarantee

   Signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

   Signatures on the subscription certificate do not need to be guaranteed if:

     (1) the subscription certificate provides that the Series A preferred shares to be purchased are to be delivered directly to the record owner of such rights; or

     (2) the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

 Shares Held for Others

   If you hold shares of common stock for the account of others, as in the case of a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of such shares as soon as possible to obtain instructions with respect to the rights beneficially owned by them.

   If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask it to effect transactions in accordance with your instructions.

 Ambiguities in Exercise of the Rights

   If you do not specify the number of rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

   If your payment exceeds the total purchase price for all of the rights shown on your subscription certificate, your payment will be applied until depleted, to subscribe for Series A preferred shares in the following order:

     (1) to subscribe for the number of Series A preferred shares, if any, that you indicated on the subscription certificate(s) that you wished to purchase through your basic subscription privilege;

     (2) to subscribe for Series A preferred shares until your basic subscription privilege has been fully exercised; and

     (3) to subscribe for additional Series A preferred shares pursuant to the oversubscription privilege (subject to any applicable proration).

   Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deductions.

Important

   Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates to Chart House.

   You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery. If you choose to deliver your subscription certificate and payment by mail, Chart House recommends that you use registered mail, properly insured, with return receipt requested. Chart House also recommends that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to June 21, 2001. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check or money order.

Validity of Subscriptions

   All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by Chart House, which determination will be final and binding. Chart House, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Chart House determines in its sole discretion. Neither Chart House nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission or subscription certificates or incur any liability for failure to give such notification.

No Revocation

   You will have no right to revoke your basic subscription privilege or oversubscription privilege after you have delivered to the subscription agent a completed subscription certificate and payment. Accordingly, you should not exercise your rights unless you are certain that you wish to purchase Series A preferred shares.

Listing and Admittance for Trading

   We have applied to list the Series A preferred shares and admit the rights offered hereby for trading on the New York Stock Exchange. If our application is not approved, we intend to make arrangements to have the affected securities traded in the over-the-counter market. No assurances can be given that the Series A preferred shares will be approved for listing or that the rights will be admitted for trading on the New York Stock Exchange or that any trading market will develop for the Series A preferred shares or the rights.

Fees and Expenses

   Chart House will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the rights. Neither Chart House nor the subscription agent will pay such expenses.

Rights of Subscribers

   You will have no rights as a stockholder of Chart House with respect to the Series A preferred shares you subscribe for or the shares of common stock into which those shares are convertible until certificates for those shares are issued to you. You will have no right to revoke your subscription after you deliver to the subscription agent a completed subscription certificate and payment.

Subscription Agent

   Chart House has appointed EquiServe as subscription agent for the Rights Offering. The subscription agent's address for packages sent by mail or overnight delivery or delivered by hand is:

  By Mail:                                     By Courier:
  EquiServe Trust Company, N.A.                EquiServe Trust Company, N.A.
  Attn: Corporate Actions                      Attn: Corporate Actions
  P. O. Box 43025                              40 Camponelli Drive
  Providence, RI 02940-3025                    Braintree, MA 02184

  By Hand:
  Securities Transfer and Reporting Services, Inc.
  c/o EquiServe Trust Company, N.A.
  Attn: Corporate Actions
  100 Williams Street/Galleria
  New York, NY 10038

   The Subscription Agent's telephone number is 781-575-3120, and its facsimile number is 781-575-4826. The Subscription Agent's telephone number to confirm receipt of facsimile transmissions is 781-575-4816.

   You should deliver your subscription certificate, payment of the subscription price and Notice of Guaranteed Delivery (if any) to the subscription agent.

   Chart House will pay the fees and expenses of the subscription agent, which we estimate will total $26,000. We have also agreed to indemnify the subscription agent from any liability which it may incur in connection with the Rights Offering.

No Board of Directors Recommendation

   Your decision whether to exercise your rights and invest in the Series A preferred shares must be made by you, based upon your own evaluation of your best interests. Accordingly, the Board of Directors does not make any recommendation to any rights holder regarding the exercise of his, her or its rights.

                           RELATED PARTY TRANSACTIONS

The Subordinated Loans

   We have entered into subordinated financing arrangements with the Standby Purchaser and EGI-Fund (00) Investors, L.L.C., which is another affiliate of both Samstock, our largest stockholder, and Samuel Zell, the Chairman of our Board of Directors. Pursuant to these arrangements, we borrowed $2,000,000 from EGI-Fund (00) Investors, L.L.C. and are permitted to borrow up to $11,000,000 from the Standby Purchaser. The outstanding principal balance of the loans from these entities as of May 23, 2001 was $5,260,374 and the remaining availability, after deducting the amount of the letter of credit referred to below, was $3,139,626. The Subordinated Loans are unsecured and are subordinated to amounts owing under the Fleet credit facility. They are also guaranteed by our subsidiaries. See "Recent Developments."

   Borrowings under the Subordinated Loan facilities have been used to pay outstanding amounts due to contractors and complete ongoing restaurant construction and maintenance expenditures, and for working capital purposes.

   The Subordinated Loans bear interest at the Eurodollar rate (as determined in accordance with the Fleet credit facility) plus 16% and, if not sooner paid, are payable on the maturity date. The applicable Eurodollar rate as of May 23, 2001 was 5.0%. Accrued but unpaid interest is added to the principal balance of the Notes as of each quarterly payment date. We also pay a fee of 12% per annum on the unused amount available to be borrowed from the Standby Purchaser, which for this purpose includes the issued but undrawn amount of a letter of credit in the amount of approximately $5.86 million (subsequently reduced to approximately $4.6 million) that has been issued, at the request of the Standby Purchaser, to one of our contractors. The loans mature on the earlier of March 31, 2005 and the closing of the Rights Offering, provided that up to $5,000,000 in amounts owing to the Standby Purchaser may remain outstanding following the closing.

   The Subordinated Loan facilities contain customary events of default, including, without limitation, a failure to pay principal, interest or other amounts when due, a failure to comply with any covenants or agreements which is not cured within 30 days, a representation or warranty having been untrue or incorrect in any material respect when made, the occurrence of a bankruptcy or insolvency event, the occurrence of an event of default under the Fleet credit facility, or the failure of the guaranties to remain in full force and effect or the occurrence of an event of default under any other agreement related to financing provided to us by the Standby Purchaser or its affiliates. In addition, the terms of the Subordinated Loans require us to conduct this Rights Offering (and to use the gross proceeds, in part, to repay the Subordinated Loans) and a failure to consummate the Rights Offering by June 30, 2001 will constitute an event of default, which event of default may be waived by the Standby Purchaser.

The Standby Purchase Agreement

   The Standby Purchaser has entered into a standby purchase agreement with us, pursuant to which it has agreed to act as a standby purchaser of the Series A preferred shares to ensure that $8,500,000 in gross proceeds are raised. We are required to use the gross proceeds of this offering, in part, to repay the Subordinated Loans described above. See "Use of Proceeds." Under the agreement, the Standby Purchaser is obligated to purchase all Series A preferred shares not subscribed for by other stockholders in this Rights Offering, including pursuant to any oversubscription privilege.

   The obligation of the Standby Purchaser to effect these purchases is subject to various conditions, which conditions may be waived by the Standby Purchaser, including:

  . the shares of common stock into which the Series A preferred shares are convertible are required to have been approved for listing on the New York Stock Exchange or another national stock exchange agreed to by the Standby Purchaser;

  . any additional directors that the Standby Purchaser is entitled to designate shall have been elected to the Board of Directors;

  . all applicable legal and regulatory requirements are required to have been satisfied;

  . we cannot have completed a sale of our assets or capital stock or a refinancing or recapitalization transaction which is prohibited under the standby purchase agreement; and

  . the Rights Offering is required to have been completed no later than July
    31, 2001, or a later date agreed to by the Standby Purchaser.

We cannot assure you that all of the conditions will be satisfied or waived.

   The purchase price of Series A preferred shares to be paid by the Standby Purchaser pursuant to the standby purchase agreement will be the subscription price offered to you. As of the date of this prospectus, we cannot determine the exact number of Series A preferred shares, if any, that will be required to be purchased under the standby commitment.

   Under the standby purchase agreement, the Standby Purchaser is entitled to designate certain of our directors. The authorized number of directors comprising our Board of Directors is currently eight. Pursuant to the Standby Purchase Agreement, we have agreed that, prior to the closing of the Rights Offering, we will not increase the number of directors beyond eight and the Standby Purchaser and its affiliates have the right to designate a total of four of the eight directors. This number includes any directors that Samstock and its affiliates are already permitted to designate under a Second Amended and Restated Standstill Agreement. Three of our current eight directors are designees of the Standby Purchaser and its affiliates. One of the three designees was designated by the Standby Purchaser and elected to the Board of Directors in connection with execution of the standby purchase agreement. The remaining two were previously designated by Samstock. Upon the closing of the Rights Offering, the Standby Purchaser will have the right to designate a number of directors which, together with the number of director designees to which Samstock and its affiliates are already entitled, represents no less than the percentage of our outstanding common stock, on a fully diluted basis, held by the Standby Purchaser and its affiliates. In no event will there be fewer independent directors than are required to satisfy SEC, New York Stock Exchange, Internal Revenue Service and other applicable requirements. At the present time, we are required to have at least three independent directors.

   Until the closing of the Rights Offering, we have also agreed that if any stockholder beneficially owns 20% or more of our outstanding common stock (including upon the closing, the Series A preferred shares on an as converted basis), the Standby Purchaser and its affiliates will have the right to purchase from us, at a reasonable price and upon other reasonable terms of sale agreed upon in good faith, a sufficient amount of our common stock or other securities so that, upon the closing, the Standby Purchaser and its affiliates will beneficially own more than 50% of our outstanding voting equity securities on a fully diluted basis. This agreement is subject to satisfaction of any applicable New York Stock Exchange requirement that we obtain stockholder approval for the issuance of additional shares to the Standby Purchaser and its affiliates.

   We have also agreed not to approve or consummate, prior to the closing of the Rights Offering, a business combination with any interested stockholder (other than the Standby Purchaser and its affiliates), without the Standby Purchaser's prior written consent. This prohibition will not apply to a sale of all of our assets or capital stock so long as we satisfy certain requirements, including payment to the Standby Purchaser of a fee of $675,000. In addition, until the closing of this Rights Offering, we have agreed not to enter into a refinancing or recapitalization transaction in which the Standby Purchaser and its affiliates are not the source of funds. This prohibition will not apply in certain circumstances so long as we satisfy certain requirements, including payment to the Standby Purchaser of a fee of $810,000.

   As compensation for the Standby Purchaser's commitment under the standby purchase agreement we have agreed to pay to the Standby Purchaser a fee of $400,000 upon the closing of the Rights Offering.

   The Standby Purchaser has advised us that it will be acquiring the Series A preferred shares pursuant to the Standby Purchase Agreement for investment purposes and not with a view to their sale or distribution. We have granted to the Standby Purchaser certain rights to require us to register the Series A preferred shares (and the shares of common stock into which they are convertible) purchased by it in this offering or under the Standby Purchase Agreement. See "Description of Capital Stock--Registration Rights." Chart House and the Standby Purchaser have agreed to indemnify one another for certain liabilities under the securities laws.

Approval by Special Committee

   A Special Committee comprised of independent members of our Board of Directors has unanimously approved the Subordinated Loans and Standby Purchase Agreement described above. The Special Committee was advised by independent legal counsel and received a written opinion of Duff & Phelps LLC, its financial advisor, concerning the fairness of the Rights Offering. See "Determination of Subscription Price."

Other Transactions

   During 2000, we retained the services of Equity Group Investments, LLC, which provides financial advisory services to us and is affiliated with the Standby Purchaser and Mr. Zell. We believe that such services have been on terms no less favorable to us than could have been obtained with other independent parties. During 2000, fees payable to Equity Group Investments, LLC totaled $259,205, of which $196,405 has been paid.

   During 2000, we also retained Lettuce Entertain You Enterprises, Inc. as a consultant to evaluate our business operations and restaurant concepts and develop new concepts and menu offerings. We paid Lettuce Entertain You Enterprises, Inc. a total of approximately $225,000 in fees and expenses during the year ended December 25, 2000. Mr. Ottmann, one of our directors, is President and Chief Executive Officer and a minority shareholder of Lettuce Entertain You Enterprises, Inc.

   We also entered into an agreement with iDine Restaurant Group, Inc., an affiliate of Samstock and Mr. Zell, pursuant to which iDine Restaurant Group, Inc. advanced $1,100,000 to us in exchange for our agreement to provide goods and services with a retail value of $2,200,000 to iDine members who dine at Chart House restaurants. The agreement provided us with additional capital and access to a previously unutilized marketing approach. We believe that the terms of the agreement are no less favorable to us than could be obtained with an independent third party.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Chart House consists of 30,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of May 30, 2001, we had 11,812,690 shares of common stock outstanding held by approximately 630 stockholders of record. Upon completion of this offering, assuming the maximum number of rights are exercised, there will be outstanding (1) 11,812,690 shares of our common stock (15,590,468 shares if the Series A preferred shares are fully converted into common stock), (2) 3,777,778 Series A preferred shares (or no Series A preferred shares, if they are all immediately converted into common stock), and
(3) options to purchase 991,480 shares of common stock.

Common Stock

   Holders of our common stock are entitled to one vote per share on matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board of Directors. Holders of common stock also share ratably in the assets of Chart House legally available for distribution to stockholders in the event of liquidation, dissolution or winding-up of Chart House, subject to any preferences that may be applicable to any shares of our preferred stock then outstanding. Holders of common stock have no subscription, redemption or conversion rights and, under Delaware law, no preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares. All outstanding shares of common stock are, and all shares of common stock to be issued in the future (assuming the issuance of such shares will have been duly authorized by Chart House and issued against receipt of the consideration approved by Chart House, which will be no less than the par value thereof) will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

   The Board of Directors has the authority, within the limitations and restrictions stated in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix its rights, preferences, privileges and restrictions. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding common stock, without a vote of the holders of the preferred stock, or any series thereof, unless a vote of such holders is required pursuant to the resolutions establishing the series of preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock. See "Risk Factors--If you do not exercise all of your rights, your ownership interest in Chart House will be diluted" and "Risk Factors--Our Board of Directors may issue additional shares of preferred stock without stockholder approval."

Series A Preferred Shares

   The shares designated as Series A preferred shares will be senior convertible redeemable preferred stock.

   Conversion. Each whole share of Series A preferred stock is convertible into common stock at any time at the option of the holder at a conversion price of $2.25. The conversion price is subject to adjustment on customary terms to avoid dilution in the event of a stock split, recapitalization or other similar events or an issuance of common stock or equivalents below the conversion price then in effect. We will have the right to convert the outstanding Series A preferred shares if the closing price of the common stock at any time after the third anniversary of the Rights Offering exceeds $5.625, plus accrued and unpaid dividends, for 30 consecutive days so long as 50,000 or more shares of common stock are traded on each such day and the average daily trading volume for the 30 day period is 100,000 shares. We are required to complete the conversion within a 90 day period. Holders of a majority of the outstanding Series A preferred shares also will have the right to require us to convert all outstanding Series A preferred shares at any time following the closing of this offering.

The number of shares of common stock issuable upon any conversion will be determined by dividing the sum of $2.25, plus accrued but unpaid dividends, by the Series A conversion price.

   Dividends. As a holder of the Series A preferred shares you will be entitled to receive dividends at the rate of $0.225 per share per annum (subject to adjustments). Dividends will be payable in cash to the extent we are not prohibited from making the cash payment by applicable law or under the Fleet credit facility or Subordinated Loan agreements, and the balance, if any, will be payable in additional Series A preferred shares (priced at the conversion price then in effect). Dividends are payable semi-annually in arrears commencing upon issuance of the Series A preferred shares. Dividends will accrue (whether or not declared) from the issue date and will be cumulative from the date of issue. The Series A preferred shares also will be entitled to receive cash dividends if such dividends are paid on common stock. The amount of the dividends will be determined by treating the Series A preferred shares as if they had been converted into common stock.

   Voting. Holders of the Series A preferred shares will vote together with the holders of the common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of common stock issuable upon conversion of the Series A preferred stock held. In addition, if and whenever current dividends payable on Series A preferred shares are in arrears and unpaid in an aggregate amount equal to or exceeding the amount of current dividends due and payable thereon for three (3) semi-annual dividend periods (consecutive or otherwise), then the number of directors will be increased by two, and the Series A preferred shares, voting as a class, will have the right to elect two directors to fill such newly-created directorships. We may not, without the affirmative vote of the holders of at least two-thirds of the outstanding Series A preferred shares, amend any provision of our certificate of incorporation or bylaws so as to affect adversely the preferences, special rights or privileges or voting powers of the Series A preferred shares or, without the affirmative vote of the holders of at least a majority of the outstanding Series A preferred shares, take any action which has the effect of increasing the number of Series A preferred shares which we are authorized to issue.

   Liquidation or Sale of Chart House. The holders of Series A preferred shares will be entitled to receive a payment if we liquidate, dissolve or are wound up, consolidate or merge into any other entity or sell our assets, or if a majority of our outstanding capital stock is sold in a transaction, so long as, in the case of any consolidation, merger or sale of assets, our stockholders immediately prior to the transaction own less than 50% of the voting securities of the surviving entity (in the case of a consolidation or merger) or the entity owning such assets (in the case of a sale of assets). The amount per share of the payment will be the greater of (a) $2.25, plus all accrued but unpaid dividends, plus, if after the payment is made, there are any remaining assets and funds, they will be distributed to holders of the Series A preferred shares and our other equity securities, ratably, on an as-converted basis, provided that the distributions to holders of the Series A preferred shares will not exceed $4,000,000 in the aggregate, subject to reduction in certain circumstances; or (b) the amount determined by dividing (i) the total amount available for distribution, by (ii) the total number of outstanding shares of common stock, determined on an as-converted basis.

   Redemption. We may elect to redeem the outstanding Series A preferred shares if, at any time following the one year anniversary of the closing of this Rights Offering, (i) we consummate an offering of equity securities which results in gross proceeds to us of an amount sufficient to pay-off in full our obligations under the Subordinated Loans and to pay the aggregate redemption price for the redemption described below, and (ii) the average of the high and low sales prices of our common stock on the date of the closing of the offering is not less than the conversion price then in effect. The redemption price will be equal to $2.25 multiplied by the applicable multiple set forth below, plus accrued and unpaid dividends:

      Redemption Date on or before:                                     Multiple
      -----------------------------                                     --------
        July 1, 2003...................................................  1.50x
        July 1, 2004...................................................  1.85x
        July 1, 2005...................................................  2.25x
        July 1, 2006...................................................  2.75x
        July 1, 2007...................................................  3.40x

Options

   As of May 24, 2001 (1) options to purchase a total of 991,480 shares of common stock were outstanding, and (2) up to 884,430 additional shares of common stock may be subject to options granted in the future under Chart House's 1996 Stock Option Plan, its 2000 Nonemployee Director Plan or otherwise.

Registration Rights

   Upon the completion of this Rights Offering, the holders of an aggregate of at least 6,334,294 shares of common stock or securities exercisable for common stock (up to a maximum of 8,655,353 shares of common stock or securities exercisable for common stock) will be entitled to certain registration rights. These rights are provided under the terms of the Standby Purchase Agreement and the Second Amended and Restated Standstill Agreement among Chart House, Samstock and certain other parties named therein. The Second Amended and Restated Standstill Agreement permits Samstock and other parties to require us to file a shelf registration statement with respect to all securities owned by them and to keep the registration statement effective until all the securities are sold or disposed of under the registration statement or to unaffiliated third parties. In January, 1998, we filed a shelf registration statement covering 4,877,575 of these shares. Under the Standby Purchase Agreement, we are obligated to file another shelf registration statement covering the Series A preferred shares purchased by the Standby Purchaser and the shares of common stock into which the Series A preferred shares may be exercisable from time to time within 60 days following the completion of this Rights Offering. Under the Standby Purchase Agreement, the Standby Purchaser also has certain demand registration rights, which permit it to require us to file a registration statement covering the Series A preferred shares purchased by the Standby Purchaser and the common stock into which its Series A preferred shares are convertible, and certain "piggyback" registration rights, which permit the Standby Purchaser to require us to register the Series A preferred shares purchased by the Standby Purchaser and the common stock into which its Series A preferred shares are convertible if we propose to register any of its securities in the future. Registration of shares of common stock pursuant to the rights granted in these agreements will result in the shares becoming freely tradeable without restriction under the Securities Act of 1933. All registration expenses incurred in connection with the above registrations will be borne by us, except in certain circumstances in which the holders of registration rights withdraw a registration request, in which case, the holders will reimburse us for our expenses.

Delaware Anti-takeover Law and Certain Charter Provisions

   Chart House is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the date the person became an interested stockholder unless:

  . the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

  . the business combination was approved by the board of the corporation before the other party to the business combination became an interested stockholder;

  . upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in certain employee stock ownership plans);

  . following the transaction that made it an interested stockholder, the business combination is approved by the board of the corporation and ratified at a meeting of stockholders by at least two-thirds of the voting stock which the interested stockholder did not own; or

  . the stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of enough stock so that the stockholder is no longer an interested stockholder and (ii) the stockholder was not an interested stockholder within the three year period prior to the business combination that caused the stockholder to inadvertently become an interested stockholder.

   The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification of certain extraordinary transactions (i) involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and (ii) approved by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of Chart House.

   Additionally, provisions of our certificate of incorporation may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by you, our stockholders. The following summarizes these provisions.

   Supermajority Voting Provisions. Our certificate of incorporation requires the affirmative votes of (i) at least 66 2/3% of the voting power of Chart House entitled to vote generally in the election of directors, and (ii) more than 50% of the voting power of Chart House (excluding voting stock beneficially owned by an interested shareholder or an affiliate), to approve certain business combinations with the interested shareholder or certain of its affiliates, unless the transaction is approved by a majority of continuing directors (as defined in the certificate of incorporation) or certain price and procedural requirements are met. An interested stockholder is considered to be a holder of 20% or more of the voting power of Chart House.

   Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of Chart House by means of a proxy contest, tender offer, merger or otherwise.

Limitation of Liability and Indemnification

   The certificate of incorporation provides that Chart House's directors shall not be personally liable to Chart House or its stockholders for monetary damages for any breach of fiduciary duty as directors of Chart House, except:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for payments of dividends or approval of stock purchases or redemptions that are prohibited by the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

Transfer Agent

   EquiServe is the transfer agent and registrar for our common stock, and will also serve as subscription agent in connection with the Rights Offering.

Listing and Admittance for Trading

   The common stock is listed on the New York Stock Exchange under the symbol "CHT." We have applied to list the Series A preferred shares and admit for trading the rights offered hereby on the New York Stock Exchange. If our application is not approved, we intend to make arrangements to have the affected securities traded in the over-the-counter market. No assurances can be given that the Series A preferred shares will be approved for listing or that the rights will be admitted for trading on the New York Stock Exchange or that any trading market will develop for the Series A preferred shares or the rights. No assurance can be given that the common stock will continue to be listed on the New York Stock Exchange. See "Risk Factors--The listing of our common stock on the New York Stock Exchange is not assured."

                              PLAN OF DISTRIBUTION

   The Series A preferred shares offered in this Rights Offering are being offered by Chart House directly to holders of its common stock.

   Chart House will pay the fees and expenses of EquiServe, as subscription agent, and also has agreed to indemnify the subscription agent from any liability which it may incur in connection with the Rights Offering, including liabilities under the Securities Act.

   On or about June 6, 2001, we will distribute the rights and copies of this prospectus to individuals who owned at least 3.126888 shares of common stock on June 4, 2001. If you wish to exercise your rights and purchase Series A preferred shares, you should complete, date and sign the subscription certificate and return it, together with payment for the shares, prior to the expiration time to the subscription agent at the applicable address on page 25. See "The Rights Offering--Exercise of Rights." Your subscription rights are transferable. See "The Rights Offering--Transferability of Rights." If you have any questions concerning the procedure for exercising your rights and subscribing for Series A preferred shares, you should contact the subscription agent.

   To guarantee to Chart House gross proceeds of $8,500,000 from this Rights Offering, the Standby Purchaser has entered into a standby purchase agreement. Under that agreement, the Standby Purchaser is obligated to purchase from Chart House all Series A preferred shares offered by this prospectus not subscribed for by other stockholders in this rights offering, including pursuant to any oversubscription privilege, to ensure that all Series A preferred shares offered hereby are sold.

   As compensation for the Standby Purchaser's commitment under the standby purchase agreement, we have agreed to pay to the Standby Purchaser a fee of $400,000 upon the closing of the Rights Offering.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following summarizes material United States federal income tax consequences of the Rights Offering to holders of common stock. This summary is not a complete discussion of all federal income tax consequences of the Rights Offering and addresses only the income tax consequences applicable to you if you are one of the following:

  . an individual citizen or resident of the United States;

  . a corporation created or organized in or under the laws of the United
    States or any of its political subdivisions; or

  . an estate or trust which is subject to United States federal income taxation.

   In particular, this summary may not address the federal income tax consequences applicable to you if you are a person subject to special treatment under United States federal income tax law, such as a dealer or trader in securities or currencies.

   The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code") as presently in effect, and current regulations, rulings and judicial decisions. This discussion assumes that your shares of common stock and the rights and Series A preferred shares issued to you as part of the Rights Offering constitute capital assets.

   This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the Rights Offering in light of your particular circumstances, including any state, local and foreign tax consequences.

The Rights

 Receipt of the Rights

   You will not recognize any gain or other income upon the receipt of the rights. Your tax basis in the rights will be determined by allocating the tax basis of your common stock between the common stock and the rights, in proportion to their relative fair market values on the date of distribution of the rights. However, if the fair market value of your rights is less than 15 percent of the fair market value of your existing shares of common stock, then the tax basis of each right will be deemed to be zero and the tax basis of the common stock will be unchanged, unless you elect to allocate tax basis to your rights by attaching an election statement to your federal income tax return for the tax year in which the rights are issued. The foregoing basis determination rules will apply only if the rights are exercised or sold. If you allow a right to expire, it will be treated as having no tax basis.

 Expiration, Exercise or Sale of the Rights

   You will not recognize any loss upon the expiration of a right because no basis is allocated to a right if it is allowed to expire. You generally will not recognize a gain or loss on the exercise of a right. The tax basis of a Series A preferred share that you acquire through the exercise of a right will equal the sum of your tax basis, if any, in the right exercised and the amount paid for the share. The holding period of a Series A preferred share acquired through the Rights Offering will begin on the date that you exercise your rights. You will generally recognize capital gain or loss on the sale of a right, measured by the difference between the amount realized on the sale of the right and the basis allocated to the right. The holding period of a right includes the holding period of the common stock on which the right is distributed. Thus, any gain or loss recognized on the sale of a right will be long-term capital gain or loss if you have held the common stock for more than one year.

Series A Preferred Shares

 Distributions

   You will recognize ordinary dividend income upon the receipt of a cash distribution on your Series A preferred shares to the extent of Chart House's current and accumulated earnings and profits. A cash distribution in excess of Chart House's current and accumulated earnings and profits will constitute a nontaxable return of capital to the extent of the tax basis in your Series A preferred shares and thereafter will constitute capital gain. You will not recognize any income in the event that dividends are paid by the issuance of additional Series A preferred shares. You will not be treated as having received a distribution with respect to any accrued dividends until the accrued dividends are actually paid, in which case they would then be taxable in the same manner described in this paragraph. If you are a corporation, then distributions that we pay to you, to the extent of Chart House's current and accumulated earnings and profits, generally will be eligible for a dividends received deduction, subject to the exceptions and restrictions contained in the Code.

Conversion of Series A Preferred Shares

   You generally will not recognize gain or loss on the conversion of Series A preferred shares for shares of common stock, except that (i) you will be treated as having received a constructive distribution in an amount equal to the fair market value of any shares of common stock attributable to dividend arrearages, which will be taxed according to the discussion above under "Distributions," and, (ii) with respect to any cash received in lieu of fractional shares of common stock, you will be treated as if we had redeemed the fractional shares according to the discussion below under "Redemption." Shares of common stock that you receive through a conversion in which you do not recognize gain or loss will have a tax basis equal to the tax basis in the Series A preferred shares converted and the holding period of the common stock will include the holding period of the Series A preferred shares converted. Shares of common stock that are treated as constructive distributions will have a tax basis equal to their fair market value on the date of their conversion and their holding period will commence on the date following the conversion date.

 Redemption

   If we redeem your Series A preferred shares for cash or other property, this redemption will be treated under the Code as a sale or other disposition of Series A preferred shares if it (i) results in a "complete termination" of your interest in Chart House, (ii) is "substantially disproportionate" with respect to you or (iii) is "not essentially equivalent to a dividend" with respect to you.

   If none of the three tests of the Code is met, then the sum of the amount of cash and the fair market value of any property that you receive will be treated as a distribution according to the discussion above in "--Distributions." Any tax basis in the Series A preferred shares redeemed would be transferred to your remaining stock-holdings in Chart House.

 Sale or Other Disposition

   You generally will recognize gain or loss upon a sale or other taxable disposition of Series A preferred shares (other than upon a redemption treated as a distribution) in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon the sale or other disposition (except to the extent the cash and property are attributable to declared but unpaid dividends, which would be treated as a distribution according to the discussion above in "Distributions") and (ii) your tax basis in the Series A preferred shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if you have held the stock for more than one year.

 Backup Withholding Tax

   You may be subject to backup withholding tax at a rate of 31% of the dividends and other "reportable payments" (including, under certain circumstances, sales proceeds) paid with respect to the Series A preferred shares if, in general, you fail to comply with certain certification procedures and are not an exempt recipient under applicable provisions of the Code.

                                    EXPERTS

   The consolidated balance sheets of Chart House and its subsidiaries as of December 25, 2000 and December 27, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 25, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

   The validity of the securities we are offering hereby will be passed upon for us by Seyfarth Shaw, Chicago, Illinois.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains all reports, proxy and information statements, and other information filed by us and other electronic filers. You may also inspect the reports, proxy and information statements, and other information filed by us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to us and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         Chart House Enterprises, Inc.

                         3,777,778 Subscription Rights

                  3,777,778 Shares of Series A Preferred Stock

                        3,777,778 Shares of Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                  May 31, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus.